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April 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	April Sifford
Gary Newberry
Shannon Buskirk

Re:	Atlas South Sea Pearl Limited Form 20-F for Fiscal Year Ended December 31, 2005 Response Letter Dated February 6, 2007 File No. 0-28186

Dear Ms. Sifford:

On behalf of Atlas South Sea Pearl Limited, an Australian corporation (“Atlas”), we are submitting this letter in response to the comment letter dated February 14, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

1.6 - Biological Assets, page F-7

1.
Atlas supplementally advises the Staff that it believes that IAS 40 is applicable in relation to the allocation of costs of rejected oysters to processed meat and Mother of Pearl (“MOP”) shell inventory. The processing of rejected oysters for the purpose of oyster meat and MOP is a by-product issue which is not dealt with by this standard. IAS 40, para 3 specifically states that the standard “does not deal with the processing of agricultural produce after harvest.”

IAS 40 relates specifically to the accounting treatment of Atlas’ biological assets which in this case are the oysters from which the pearls are harvested. There is no active market (as defined in para 8) for pearl oysters from which a fair value can be measured reliably. Therefore, the biological assets of Atlas are measured at their cost, in accordance with para 30. The oysters that are held by Atlas are defined as bearer biological assets (para 44). These animals are only consumed at the end of their useful life and as a part of the by-product processing of the oyster and are therefore not Consumable biological assets. The pearl that is harvested from the oyster is defined as agricultural produce and is considered as a biological asset, until it is sold. As part of the contractual arrangements between Atlas and its Indonesian subsidiary, PT Cendana Indopearls, this transformation of the asset natured from a biological asset to a part of normal inventory takes place as soon as the pearls are sold from one entity to another which is almost immediately after harvest (as soon as the pearls are exported from Indonesia).

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 3, 2007

As further background to the explanation of Atlas’s interpretation of IAS 40, the following information is provided. The insertion of a bead into an oyster is an unnatural process. The presence of a foreign object within the oyster creates a process whereby the animal starts to coat the foreign body with nacre to protect it from infection. It is through this process that a pearl is formed. At the same time, the oyster will try to excrete the nucleus that has been inserted, also as a means of self preservation. If the incision that has been made to insert the nucleus into the animal has not been completed successfully, there is a higher chance that this bead will be excreted. The rejection process is a natural one and this is factored into the production of the pearls. It is akin to there being a natural or expected mortality rate within any commercially farmed group of animals.

The culling of an oyster that has rejected the nucleus is treated for accounting purposes as a mortality of the animal in the normal course of the business. Unless there is an abnormally high level of mortalities within a group of oysters, the cost associated with the rearing of the cohort from which the mortality takes place is maintained. This is important for a management accounting perspective as it provides important data from which Atlas can analyze whether any impairment should take place. There are benchmarks at various stages of the oysters life cycle that are used to determine whether the unit cost of a group of oysters is likely to lead to the cost value being higher than the market value of the oyster. For accounting purposes, Atlas has adopted cost as its measure of fair value. It is impractical to prescribe costs to individual oysters due to the number of animals that are being farmed and the processes that are adopted for stock counting. Stock management is undertaken diligently but on the basis of hatchery groups rather than individual animals, except where specific scientific experiments are taking place.

Oyster meat and MOP are byproducts of the pearl production process and they have a relatively insignificant value compared to the pearls that are produced as the company’s core business. Because of this low relative value (approximately 3-4% of the overall value of the total revenue), the cost of the oysters that are rejected through the production process as a result of their bead being excreted is not carried over to the cost of production associated with the revenue derived from the sale of oyster meat and MOP. Although the oyster meat and MOP is an area of the business that Atlas is trying to enhance and increase its margin, from an accounting perspective, Atlas does not believe that the allocation cost of the oyster against this revenue is necessary under current Agriculture or Inventory accounting standards. As such, Atlas does not believe that there is any reconciliation required between the accounting treatment of these costs under Australian IFRS and US GAAP.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 3, 2007

2.
Atlas supplementally advises the Staff that the information provided above in answer to comment 1 is relevant to responding to comment 2. It is only when there is a significant abnormal loss of oysters such as through a disease or natural disaster event that the oyster stock would be written down. Atlas has procedures in place to measure the likely cost value of the oyster at maturity (and therefore the pearl) and this is monitored and reported to the Board of Directors on an ongoing basis. In the event of a significant event as mentioned above, the procedure would be to undertake a stock count of the remaining oysters after the event and write the value of the oysters down to their standard cost had the event not taken place. In the event of there being a gradual, but abnormal decline in the number of oysters in stock which caused the unit cost to increase above the standard cost, a recommendation would be put to the Board to write down the stock to the standard cost level. The increase in unit cost may also be caused by an increase in operating costs. The model that is used takes into account the fluctuation in current pearl market conditions so that if there is a weakening in the pearl value, the Board will be aware of potential declines in profit margin. Therefore Atlas does not believe that there is any reconciliation required between the accounting treatment of these costs under Australian IFRS and US GAAP

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Mark Fleisher at 561-366-5361. Your assistance in this matter is appreciated.

Very truly yours, BROAD AND CASSEL /s/Mark Fleisher, Esq. Mark Fleisher, Esq.

cc: Simon Adams